UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June 2007

                        Commission File Number 001-33444

                                   Eurand N.V.

                  ---------------------------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 is a press release by Eurand N.V., issued on June 5, 2007, announcing that a Eurand, Inc. formulation for an undisclosed compound developed using Eurand's Microcaps(TM) and Advatab(TM) technology for its collaboration partner, GlaxoSmithKline, achieved a development milestone.


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                                                                       Exhibit 1


[GRAPHIC OMITTED][GRAPHIC OMITTED]


CONTACT:       Eurand
               Marian Cutler                 (US) Phone: +1-973-517-0519


                   Eurand and GSK Reach Development Milestone

     New Formulation Uses Eurand's Microcaps(R) and AdvaTab(R) Technologies

Milan, Italy; Dayton, Ohio - June 5, 2007 - Eurand N.V. (Nasdaq: EURX), a global specialty pharmaceutical company, announced today that Eurand, Inc. and its collaboration partner, GlaxoSmithKline (NYSE:GSK), reached a significant milestone in the development of an orally disintegrating tablet formulation of an undisclosed compound. GSK has started a registration bioequivalence study for the new formulation and will make a milestone payment of $1 million to Eurand in recognition of the initiation of this biostudy.

"We are delighted with how well this new formulation is progressing for GlaxoSmithKline," said Gearoid Faherty, Chief Executive Officer, Eurand. "Using our Microcaps(R) and AdvaTab(R) technologies, we develop fast dissolving dosage forms that make it easier for patients to take their medicine. The new formulation for GlaxoSmithKline dissolves in the mouth in approximately 30 seconds without water and without leaving a bitter or sour taste."

GSK intends to file for marketing authorization in the United States by the end of 2007.

About Eurand
------------
Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2000 and has a pipeline of product candidates in development for itself and its partners. Eurand has completed two phase III clinical trials on its lead product candidate ZentaseTM for the treatment of Exocrine Pancreatic Insufficiency and expects to file an NDA for this product in the 2nd quarter of this year. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to Eurand's progress of and reports of results from clinical studies, clinical development plans and product development


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activities related to the new formulation of the undisclosed product. The words
"progressing", "may", "intends" and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Among the factors that could affect actual results include risks associated with unexpected delays in the development of the new formulation and the outcome of any discussions with the FDA. Forward looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  June 8, 2007                     EURAND N.V.



                                        By: /s/ Manya S. Deehr
                                           -------------------------------------
                                           Manya S. Deehr
                                           Chief Legal Officer & Secretary